18010097

SEC
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	August 31, 2020
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC Mail Processing Section NOV 28 2018 Washington DC

SEC FILE NUMBER
8-36638

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/17 (MM/DD/YY) AND ENDING 9/30/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: SA Stone Wealth Management Inc.

OFFICIAL USE ONLY

FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Perimeter Park South, Suite 500W
(No. and Street)

Birmingham (City) AL (State) 35243 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Fred Wagstaff (205) 380-1716
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Warren Averett, LLC
(Name – *if individual, state last, first, middle name*)

2500 Acton Road (Address) Birmingham (City) AL (State) 35243 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

We, Jay W. Carter and C. Fred Wagstaff, III, swear (or affirm) that, to the best of our knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of SA Stone Wealth Management Inc., as of September 30, 2018, are true and correct. We further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer, or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO, SA Stone Wealth Management Inc.
Title

Signature

CFO, SA Stone Wealth Management Inc.
Title

exp 2.28.22
Notary Public

This report **contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- (c) Statement of Income (Loss).
- (d) Statement of Changes in Financial Condition.
- (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- (g) Computation of Net Capital.
- (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3–3.
- (i) Information Relating to the Possession or Control Requirements Under Rule 15c3–3.
- (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3–1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3–3.
- (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- X (l) An Oath or Affirmation.
- (m) A copy of the SIPC Supplemental Report.
- (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3)*

Warren Averett
CPAs AND ADVISORS

2500 Acton Road
Birmingham, AL 35243
205.979.4100
warrenaverett.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders
of SA Stone Wealth Management Inc.

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of SA Stone Wealth Management Inc. (a Delaware corporation) as of September 30, 2018, and the related notes to the financial statement. In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of SA Stone Wealth Management Inc. as of September 30, 2018 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of SA Stone Wealth Management Inc.'s management. Our responsibility is to express an opinion on SA Stone Wealth Management Inc.'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to SA Stone Wealth Management Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Warren Averett, LLC

We have served as SA Stone Wealth Management Inc.'s auditor since 2013.
Birmingham, Alabama
November 19, 2018

SA STONE WEALTH MANAGEMENT INC.
(A Wholly-Owned Subsidiary of INTL FCStone Inc.)
Statement of Financial Condition
September 30, 2018

Assets		
Cash and cash equivalents	$	10,822,797
Deferred tax asset, net		2,339,874
Furniture and equipment (less accumulated depreciation of $74,762)		758,802
Other assets		2,553,121
Total assets	$	16,474,594
Liabilities and Stockholder's Equity		
Due to Parent	$	2,127,907
Payable to financial advisors		1,435,400
Due to affiliates		1,083,262
Other liabilities		1,629,750
Total liabilities		6,276,319
Stockholder's equity:		
Common stock, $0.001 par value. 2,500 shares authorized, issued, and outstanding		2
Additional paid-in capital		8,757,139
Retained earnings		1,441,134
Total stockholder's equity		10,198,275
Total liabilities and stockholder's equity	$	16,474,594

See accompanying notes to statement of financial condition

(1) Organization and Summary of Significant Accounting Policies

(a) Description of Business and Principles of Consolidation

SA Stone Wealth Management Inc. (the Company), a wholly owned subsidiary of INTL FCStone Inc. (INTL or the Parent). The Company is a registered broker/dealer with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's principal business activities include the execution of securities transactions for institutional and retail customers, as well as sales of insurance products to retail customers. Institutional and retail customers are introduced to the Company through a network of independent financial advisors and third-party marketing agreements with various banks. All securities transactions are settled through an affiliated clearing broker on a fully disclosed basis.

The Company contracts with INTL FCStone Financial Inc. (IFF), an affiliate, to serve as the clearing and carrying broker, to clear and perform the majority of other back office operations, and to maintain and preserve all books and records required by applicable provisions of law and applicable rules of the SEC. Under the terms of the agreement, the Company has ultimate responsibility for any loss, liability, damage, cost, or expense incurred as a result of the failure of any account to make timely payment for the securities purchased or timely and good delivery of securities sold on the account. Management has not experienced and does not expect any significant losses under this agreement.

(b) Use of Estimates in Statement of Financial Condition

The accounting principles used in preparing the statement of financial condition conform with accounting principles generally accepted in the United States of America (U.S. GAAP) and with general practices followed by broker/dealers in the securities industry. These principles and practices require management to make estimates and assumptions about future events. On an ongoing basis, the Company evaluates its estimates and assumptions, including those related to fair value measurements, allowance for deferred taxes, and contingent liabilities. These estimates and assumptions are based on management's best estimates and judgments. Management adjusts such estimates and assumptions when facts and circumstances dictate. The Company bases its estimates on historical experience and the current economic environment and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities not readily apparent from other sources. Fair value measurements and contingent liabilities are potentially subject to material changes in the near term. Actual results could differ significantly from those estimates.

(c) Cash and Cash Equivalents

Cash and cash equivalents include short-term, highly-liquid investments with original maturities of three months or less.

(d) Accounting for Securities Transactions and Other Activity

Receivables/payables with broker/dealers, if any, are recorded on a settlement-date basis, which does not differ materially from a trade-date basis.

Included within other assets are securities owned and securities sold but not yet purchased, which are stated at fair value.

(1) Organization and Summary of Significant Accounting Policies (continued)

(e) *Furniture and Equipment*

Furniture and equipment are carried at cost less accumulated depreciation. Depreciation is provided on a straight-line basis over the estimated useful lives of the assets.

(f) *Other Assets*

Other assets consist primarily of prepaid assets, notes receivable from financial advisors and other receivables. Prepaid assets and notes receivable from financial advisors had balances of $996,603 and $832,283, respectively, as of September 30, 2018.

(g) *Subsequent Events*

The Company has evaluated subsequent events and their potential effects on the statement of financial condition through the date of the issued statement of financial condition. The Company does not believe there are any material subsequent events that would require further recognition or disclosure to the September 30, 2018 statement of financial condition.

(h) *Recent Accounting Pronouncements*

Management has reviewed recent accounting pronouncements and has determined that there is no expected material impact to the statement of financial condition.

(2) Regulatory Requirements

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and which requires a ratio of aggregate indebtedness, as defined, of not more than 15 times net capital, as defined. At September 30, 2018, the Company had net capital of $5,087,256, which was $4,675,219 in excess of required net capital.

The Company claims an exemption from the provisions of the SEC's Customer Protection – Reserves and Custody of Securities Rule (Rule 15c3-3) pursuant to Section (k)(2)(ii) of the Rule.

(3) Commitments and Contingencies

The Company, in its capacity as a broker/dealer and underwriter, is subject to litigation and various claims in the ordinary course of business, as well as regular examination by regulatory agencies. Management does not expect that the resolution of any litigation or regulatory matters will have a material impact on the Company's results of operations or financial position.

(4) Related-Party Transactions

IFF and INTL provides management, consulting, and financial services to the Company. Such services include, but are not necessarily limited to, advice and assistance concerning any and all aspects of the operation, planning, and financing of the Company.

IFF provides office space and communications services to the Company in the normal course of operations.

Cash and cash equivalents are held in accounts with IFF. IFF serves as the custodian for the Company for securities, cash, and other property owned by or in fiduciary accounts. IFF occasionally maintains cash

(4) Related-Party Transactions (continued)

balances in excess of the insured limits of the Federal Deposit Insurance Corporation. However, management has not and does not expect to incur any losses related to the excess cash balances.

Throughout fiscal year 2018, the Company paid dividends to the Parent totaling $1,100,000, which were declared and paid prior to September 30, 2018.

On September 28, 2018, the Parent contributed capital in the amount of $770,000 to the Company.

The Company has recorded a reserve, including interest, of $610,000 as of September 30, 2018, in anticipation of our affiliated registered investment advisor's (SA Stone Investment Advisor Inc.) participation in the SEC's Share Class Selection Disclosure Initiative announced in February 2018.

(5) Income Taxes

Effects of the Tax Cuts and Jobs Act

On December 22, 2017, the President of the United States signed and enacted into law H.R. 1, the Tax Cuts and Jobs Act ("the Tax Reform"). Among the significant changes to the U.S. Internal Revenue Code, the Tax Reform lowers the U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. The Company will compute its income tax expense (benefit) for the September 30, 2018 tax year using a U.S. statutory tax rate of 24.53%. The 21% U.S. statutory tax rate will apply to fiscal years ending September 30, 2019 and thereafter.

For the fiscal year ended September 30, 2018, the Company recorded tax expense of $1,559,912 related to the remeasurement of deferred tax assets and liabilities. The accounting for this amount under Accounting Standard Committee (ASC) 740, Accounting for Income Taxes, is complete. The Tax Reform also includes a one-time mandatory repatriation transition tax on previously untaxed accumulated and current earnings and profits of certain company's foreign subsidiaries; however, the Company has determined that this provision of the Tax Reform is not applicable. In addition, the global intangible low taxed income (GILTI), base erosion anti abuse tax (BEAT), and foreign derived intangible income (FDII) provisions effective for the fiscal year ended September 30, 2019 are also not applicable.

The SEC staff issued Staff Accounting Bulletin No. 118 (SAB 118), which provides guidance on accounting for the tax effects of the Tax Reform. SAB 118 provides a measurement period that should not extend beyond one year from the Tax Reform enactment date for companies to complete the accounting under ASC 740. In accordance with SAB 118, a company must reflect the income tax effects of those aspects of the Tax Reform for which the accounting under ASC 740 is complete. To the extent that a company's accounting for certain income tax effects of the Tax Reform is incomplete but it can determine a reasonable estimate, it must record a provisional estimate in the statement of financial condition. If a company cannot determine a provisional estimate to be included in the financial statements, it should continue to apply ASC 740 based on the tax laws that were in effect immediately before the enactment of the Tax Reform.

While the Company can make reasonable estimates of the impact of the reduction in corporate rate, the final impact of the Tax Reform may differ from these estimates, due to, among other things, changes in interpretations and assumptions, additional guidance that may be issued by taxing authorities, and actions the Company may take.

(5) Income Taxes (continued)

The Tax Reform also establishes new tax laws that will affect the fiscal year ending September 30, 2019, including, but not limited to, (1) elimination of the corporate alternative minimum tax, (2) limitation on the current deductibility of net interest expense in excess of 30 percent of adjusted taxable income, (3) limitations on the utilization of net operating losses generated after December 31, 2017, to 80 percent of taxable income per tax year, and (4) limitations on the deductibility of certain executive compensation. The Company has not yet determined the potential tax impact of provisions that are not yet effective.

The Company is included in the consolidated federal income tax return filed by INTL. Federal income taxes are calculated as if the companies filed on a separate return basis, and the amount of current tax or benefit calculated is either remitted to or received from INTL. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

Deferred tax assets and liabilities are determined under the asset-liability method based on the differing bases of assets and liabilities for financial reporting and income tax reporting purposes using enacted tax rates in effect for the applicable tax periods. The net deferred tax asset in the statement of financial condition has been recorded as follows:

		September 30, 2018
Deferred tax asset:		
Bad debt reserves	$	290,163
Intangibles		2,259,242
Accrued vacation		24,956
Total deferred tax asset		2,574,361
Deferred tax liability:		
Furniture and equipment		(169,790)
Prepaid expenses		(64,697)
Total deferred tax liability		(234,487)
Deferred tax asset, net	$	2,339,874

Management assesses the available positive and negative evidence to estimate if sufficient taxable income will be generated to permit the use of its deferred tax assets. On the basis of this evaluation, as of September 30, 2018, the Company believes it is more likely than not that it will realize the tax benefit of the deferred tax assets in the future.

ASC 740 defines the threshold for recognizing the benefits of tax return positions in the financial statements as "more-likely than-not" to be sustained by the taxing authority. This section also provides guidance on the derecognition, measurement, and classification of income tax uncertainties in interim periods. As of September 30, 2018, the Company had no unrecognized tax benefits related to federal or state income tax matters. With few exceptions, the Company's tax returns for tax years prior to 2012 are no longer subject to income tax examinations by the U.S. federal, state, or local tax authorities. INTL has filed tax returns through fiscal year ended September 30, 2017.